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Mr. Jeff J.F. Feng                                 Dan Matsui/Eugene Heller
Assistant to Chairman                              Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                         Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                            Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                   Fax: (310) 208-0931
        ------------------------                   E-mail: dmatsui@sha-ir.com
Tel: (011) 86-752-2808-188
Fax: (011) 86-752-2803-101

                       QIAO XING UNIVERSAL TELEPHONE, INC.
                 RANKED #1 IN TELEPHONE SALES IN CHINA FOR 1999

HUIZHOU, CHINA (March 29, 2000) - Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING) today announced its telephone sales of $46.2 million in China for 1999 was ranked #1 in that market, according to a report released this month by the China Statistics Bureau.

Based upon the report, Qiao Xing's sales accounted for an 18.5% share of the Chinese market for telephones, compared to second place BBK with a 14.5% market share, and third place Wondial with 8.5%. BBK and Wondial are telephone manufacturers also located in China. Siemens AG, a worldwide electronics company, accounted for 4.1% of sales in that market, with Panasonic's sales accounting for 1%.

Referring to the Company's top sales ranking, Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, said: "After four years of commitment and hard work, we're proud to be the #1 seller in China and plan to continue our dynamic growth to remain the industry leader. In addition to offering quality products, we provide excellent post-sale service through our Company service centers located throughout China. We are confident we can further increase market share this year."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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